Exhibit 99.1

25 January 2019

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Midatech receives FDA feedback on clinical plan for MTD201

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that further to its announcement on 20 December 2018 (the “Update Announcement”) it has received feedback from the FDA on the regulatory study for its lead product MTD201 Q-Octreotide.

The scenarios outlined for MTD201 in the Update Announcement included:

1.	Single dose pharmacodynamic study in healthy volunteers
2.	Multi dose study in healthy volunteers
3.	Study in patients

The FDA feedback received indicates that Scenario 1 a single dose pharmacodynamic study in healthy volunteers would not support a new drug application. With this regulatory guidance the Company will now focus on Scenario 2. and 3. to determine the optimal study design for this final phase of the development of MTD201 to either establish equivalence of MTD201 versus Novartis’ Sandostatin LAR (“SLAR”), or, the development of a differentiated product with an improved clinical profile. This could therefore include a multi dose study in healthy volunteers (Scenario 2), or a study in patients (Scenario 3). The final study protocol will be subject to the customary regulatory approvals.

The MTD201 exploratory study conducted in 2018 has shown MTD201 to have a number of competitive advantages over SLAR, including smaller needle size, simpler and more reliable reconstitution and injection, reduced wastage and significantly lower manufacturing costs. The Q-Sphera technology used in MTD201 has patent protection through into the 2030s.

Regulatory marketing authorisation submissions are currently planned for 2021 based on the Company’s commercial manufacturing plan, and the Company expects to generate the required clinical data within this timeframe.

With regards to the Company’s cash position and further to the Update Announcement, the Company has very limited cash to enable it to continue as a going concern. Following this announcement, the Company will urgently look to conclude its discussions with the potential strategic investor described in the Update Announcement. There is no guarantee that the Company will be able to conclude these funding discussions on terms or quantum similar to those outlined in the Update Announcement or at all. Further announcements will be made as appropriate.

Commenting on the announcement, Dr Craig Cook, Chief Executive Office of Midatech Pharma, said: “We are pleased to receive clarity from the regulator on the development path for our lead product MTD201 and we are excited by the prospects of the MTD201 program, as well as the Q-Sphera platform. With the feedback from the FDA now in hand, we are in a position to finalise the advancement plan for the program as we look to capture a share of the multibillion dollar sustained-release treatment opportunities. We look forward to updating the market on our funding and our development plans.”

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Angela Gray / Nicholas Brown

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.
2.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. i. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells
3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.